Pricing Term Sheet June 10, 2015	Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplement dated June 8, 2015 to the Prospectus dated June 5, 2015 Registration No. 333-204586

Nord Anglia Education, Inc.

Offering of 7,100,000 Ordinary Shares

This pricing term sheet relates to the offering of ordinary shares described below and should be read together with the preliminary prospectus supplement dated June 8, 2015,  including the documents incorporated by reference therein and the base prospectus in respect thereof.  The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.

Ordinary shares Nord Anglia Education, Inc. is offering	5,200,000 shares

Ordinary shares the selling shareholders are offering	1,900,000 shares

Public offering price	$24.00

Underwriting discount	5.0%

Ordinary shares outstanding immediately after this offering	104,031,111 shares

Option to purchase additional ordinary shares	We and one selling shareholder have granted the underwriters a 30-day option to purchase up to 60,000 and 1,005,000 shares, respectively

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $115.0 million. We intend to use the net proceeds of this offering to partially fund the acquisition of the Meritas Schools. If we do not complete the acquisition of the Meritas Schools, we will use the net proceeds of this offering for general corporate purposes. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

New York Stock Exchange symbol	NORD

Lead Book Running Managers	Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
RBC Capital Markets, LCC

Book Running Managers	Barclays Capital Inc.
BMO Capital Markets Corp.

Co-Managers	HSBC Securities (USA) Inc.
William Blair & Company, L.L.C.

The ordinary shares are being offered pursuant to a shelf registration statement on Form F-3 filed with the Securities Exchange Commission on May 29, 2015 and declared effective on June 5, 2015. A preliminary prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC. Copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, telephone (800) 221-1037, email: newyork.prospectus@credit-suisse.com, Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 866-471-2526), email: prospectus-ny@ny.email.gs.com, Deutsche Bank Securities Inc., Attn: Prospectus Department, 60 Wall Street, New York, New York 10005, telephone: 800-503-4611, email: prospectus.cpdg@db.com or RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, email: equityprospectus@rbccm.com